Exhibit 99.1

Bright Scholar to Hold 2020 Annual General Meeting on June 24, 2020

FOSHAN, April 28, 2020 (PR Newswire) — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it would hold its 2020 annual general meeting of shareholders at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on June 24, 2020 at 10:00 a.m. (local time). The proposal to be submitted for shareholders’ approval at the annual general meeting is the ratification of the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2020. The Board has fixed May 21, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 29, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the six months ended February 29, 2020, Bright Scholar had an average of 51,879 students enrolled at its schools.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507